Mail Stop 4561

July 17, 2008

VIA U.S. MAIL AND FAX (419)247-2826

Scott A. Estes
Senior Vice President and Chief Financial Officer
Health Care REIT, Inc.
One SeaGate
Suite 1500
Toledo, Ohio, 43604

Re: Health Care REIT, Inc
        File No. 001-08923
        Form 10-K for Fiscal Year Ended
        December 31, 2007

Dear Mr. Estes:

        We have reviewed your response letter dated July 10, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 58

1.   We have considered your response to our prior comment 1. While question 10 of the Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures allows for companies to present an alternative EBITDA measure that would otherwise violate certain provisions of Item 10(e) of Regulation S-K as part of a discussion of a material agreement, we are unclear how it allows for the omission of disclosures required by Item 10(e) of Regulation S-K or question 8 of the Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures. Explain to us how you have arrived at this conclusion or revise your discussion in future filings to include all the necessary disclosures.

        Please respond to the comments included in this letter within ten business days. Please submit your response on EDGAR. If you have any questions, you may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202)551-3629.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief